JR-CENTRAL
CENTRAL JAPAN RAILWAY COMPANY
JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-565-6355

05013504

82-34904

December 12, 2005

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption

Dear Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(iii), the Company is submitting the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which no English language version is readily available, brief descriptions are set forth in Exhibit B attached hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this application, Mr. Masahisa Ikeda of Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@sherman.com.

12/28

CENTRAL JAPAN RAILWAY COMPANY
JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-565-6355

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 高橋 伸方
Name: Nobumasa Takahashi
Title: Manager
Stock Section
Administration Department

Enclosures

Exhibit A

Documents Submitted Under Rule 12g3-2(b)

A. **English Language Documents**

N/A

B. **Japanese Language Documents**

1. Shelf Registration Statement, and supplements or amendments thereto, and Extraordinary Reports, and amendment thereto, which were filed with the Director of the Kanto Local Finance Bureau (the "KLFB") or the Tokai Local Finance Bureau

    a. Extraordinary Report, dated September 26, 2005, with respect to the execution of the debt assumption agreement (a brief description of the said document is set forth in Exhibit B)

    b. Amendment to the Shelf Registration Statement, dated September 26, 2005, adding the Extraordinary Report set forth in paragraph a. above to the list of documents incorporated by reference in the Shelf Registration Statement

    c. Amendment to the Extraordinary Report, dated October 14, 2005, with respect to the determination of the loss amount as of the same date, which will affect the Statement of Income as a result of the execution of the debt assumption agreement entered into as of September 26, 2005 (a brief description of the said document is set forth in Exhibit B)

    d. Amendment to the Shelf Registration Statement, dated October 14, 2005, adding the Amendment to the Extraordinary Report set forth in paragraph c. above to the list of documents incorporated by reference in the Shelf Registration Statement

    e. Shelf Registration Statement, dated October 17, 2005, for the bonds to be offered for subscription (a brief description of the said document is set forth in Exhibit B)

    f. Supplemental Document to the Shelf Registration Statement, dated November 9, 2005, in connection with the issuance of the 19th Series Unsecured Bonds and 20th Series Unsecured Bonds (a brief description of the said document is set forth in Exhibit B)

2. Brief announcement of financial results and the reference materials attached thereto

    a. Brief announcement of interim consolidated financial statements, dated October 28, 2005, for the six months ended September 30, 2005 (an extracted English translation is attached as Attachment 1)

b. Summary of interim non-consolidated financial statements, dated October 28, 2005, for the six months ended September 30, 2005 (an extracted English translation is attached as Attachment 2)

c. Reference materials, dated October 28, 2005, which contain the summary of the consolidated results for the six months ended September 30, 2005 and are attached to the brief announcement of interim consolidated financial statements for the six months ended September 30, 2005 set forth in a. above (an English translation is attached as Attachment 3)

3. Supplementary materials for financial results

a. Materials for the analysts' meeting for the financial results for the six months ended September 30, 2005 (a brief description of the said document is set forth in Exhibit B)

4. Press releases which may be material to an investment decision

a. Press release titled "Notice of Early Repayment of Long-term Debts" dated September 26, 2005 (an English translation is attached as Attachment 4)

b. Press release titled "Notice of Early Repayment of Long-term Debts (Determination of Amount)" dated October 14, 2005 (an English translation is attached as Attachment 5)

c. Press release titled "Issuance of Domestic Straight Bonds" dated November 9, 2005 (an English translation is attached as Attachment 6)

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Extraordinary Report, dated September 26, 2005, with respect to the execution of the debt assumption agreement

The Company filed the above-referenced Extraordinary Report because the Company entered into a debt assumption agreement on the same date, in order to implement an early repayment of long-term debt in the amount of 91.5 billion yen in order to reduce long-term debt, aiming to improve the financial strength of the Company. As a result, the Company will record a loss from repayment of debts in the amount of approximately 34.7 billion yen as the non-operating expenses on its consolidated and non-consolidated Statements of Income for the year ending in March 2006.

The information contained in the above-referenced Extraordinary Report which is material to an investment decision is substantially contained in the News Release dated September 26, 2005 (Attachment 4).

2. Amendment to the Extraordinary Report, dated October 14, 2005, with respect to the determination of the loss amount as of the same date, which will affect the Statement of Income as a result of the execution of the debt assumption agreement entered into as of September 26, 2005

The Company filed the above-referenced Amendment in order to amend the Extraordinary Report filed on September 26, 2005 set forth in paragraph 1. above, because the amount to be recorded as the non-operating expenses on its consolidated and non-consolidated Statements of Income for the year ending in March 2006 reported by the said Extraordinary Report was determined. Such amount was amended by the above-referenced Amendment from approximately 34.7 billion yen to 33.5 billion yen.

The information contained in the above-referenced Amendment which is material to an investment decision is substantially contained in the News Release dated October 14, 2005 (Attachment 5).

3. Shelf Registration Statement dated October 17, 2005 for the bonds to be offered for subscription

Under the Securities and Exchange Law of Japan (the "Securities Law"), if the Company that intends to offer securities for subscription or sale has satisfied the requirements that (i) the Company has continued to file the Securities Report in accordance with the Securities Law for one year, and (ii) certain corporate information of the Company is

made public to the extent prescribed by the Securities Law, it is entitled to file the Shelf Registration Statement with the Director of the KLFB, stating the period during which the designated securities may be offered for subscription or sale and the maximum amount of the designated securities to be offered, in order to flexibly offer the designated securities for subscription or sale, etc. only by filing supplements thereto, whichever is designated by the said Shelf Registration Statement in Japan.

As the Company has satisfied the requirements set forth above and the previous Shelf Registration Statement which the Company filed on October 10, 2003 expired, it filed the Shelf Registration Statement for the bonds to be offered for subscription on October 17, 2005. The registration under the said Shelf Registration Statement is scheduled to become effective on October 25, 2005 and the period during which the bonds may be offered for subscription under the relevant Shelf Registration Statement is two years from such date (from October 25, 2005 through October 24, 2007). The maximum amount of the bonds to be offered for subscription under the relevant Shelf Registration Statement is 500,000 million yen.

4. Supplemental Document to the Shelf Registration Statement, dated November 9, 2005, in connection with the issuance of the 19th Series Unsecured Bonds and 20th Series Unsecured Bonds

Subject to the filing of the above-referenced Shelf Registration Statement, when the Company proposes to issue or distribute through a public offering in Japan any securities designated in the Shelf Registration Statement valued at 100 million yen or more of the aggregate price thereof in such offering, the Company is required to file with the Director of the Tokai Local Financial Bureau, a Supplemental Document to the Shelf Registration Statement under the Securities Law.

The above-referenced Supplemental Document contains certain specified terms and conditions of the 19th Series Unsecured Bonds of the Company in the aggregate issue amount of 20,000 million yen, and the 20th Series Unsecured Bonds of the Company in the aggregate issue amount of 20,000 million yen.

The Shelf Registration Statement so supplemented by the above-referenced Supplemental Document contains or incorporates by reference the recent Annual Securities Report and certain other documents, the information concerning the respective terms and conditions of the public offering of the 19th Series Unsecured Bonds and the 20th Series Unsecured Bonds, and the information pertaining to the Company's business, financial position and financial statements for the two most recent fiscal years.

The information contained in the above-referenced Supplemental Documents which is material to an investment decision is substantially contained in the News Release dated November 9, 2005 (Attachment 6).

5. Materials for the analysts meeting for the financial results for the six months ended September 30, 2005

The above-referenced materials were filed with the Stock Exchanges and made public at the Stock Exchanges on October 31, 2005.

The matters described in the above-referenced materials are in connection with the efforts regarding the 2005 World Exposition in Aichi Prefecture, the reinforcement of the transportation capacity of the Tokaido Shinkansen, the usage status of the Tokaido Shinkansen for the first half of the year ending in March 2006, the general overview of the effect of the World Exposition and change in the annual prospectus, the marketing, the capital investments aiming for securement of the safe and stable transportation, the renewal of each station of the Tokaido Shinkansen and rearrangement and reinforcement of the commercial facilities of such stations and the related business measures.

[TRANSLATION]

Brief Announcement of the Semi-Annual Consolidated Financial Statements for the Fiscal Year Ended March 31, 2006

October 28, 2005

Name of Listed Company:	Central Japan Railway Company ("JR Central" or the "Company")
Listed stock/securities exchanges:	Tokyo, Osaka and Nagoya Stock/Securities Exchanges
Location of the head office:	Aichi Prefecture
Code No.:	9022
(URL http://jr-central.co.jp)	
Representative:	
Title:	President and Representative Director
Name:	Masayuki Matsumoto
Contact Person:	
Title:	General Manager of the Public Relations Department
Name:	Katsumi Miyazawa
Telephone No:	(052) 564-2549
Date of the meeting of the Board of Directors for the accounts settlement:	October 28, 2005
U.S. accounting standards:	Not adopted

1. Consolidated Business Results for the Interim Fiscal Year Ended September 30, 2005 (From April 1, 2005 to September 30, 2005)

(1) Consolidated Operating Results

Note: Any fraction less than one million yen is disregarded.

	Operating revenues		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
09/2005	740,626	6.1	237,437	25.5	155,984	58.9
09/2004	697,819	2.1	189,218	0.4	98,181	10.8
03/2005	1,409,497		347,826		142,396	

	Interim net income		Interim net income per share	Interim net income per share after adjustment for potential shares
	Millions of yen	%	Yen	Yen
09/2005	91,412	27.2	40,845.97	-
09/2004	71,867	40.7	32,111.76	-
03/2005	96,087		42,806.63	-

Notes:
1. Equity in earnings or losses of unconsolidated subsidiaries and associated companies: 166 million yen for the interim fiscal year ended September 30, 2005, 25 million yen for the interim fiscal year ended September 30, 2004 and 81 million yen for the fiscal year ended March 31, 2005.
2. Average number of shares (consolidated): 2,237,982 shares for the interim fiscal year ended September 30, 2005, 2,238,052 shares for the interim fiscal year ended September 30, 2004 and 2,238,052 shares for the fiscal year ended March 31, 2005.
3. Change in the accounting method: Not applicable.
4. Percentages in the above items of operating revenues, operating income, ordinary income and interim net income show the increase or decrease from the previous interim fiscal year.

(2) Consolidated Financial Status

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
09/2005	5,382,058	942,525	17.5	421,149.85
09/2004	5,466,798	829,154	15.2	370,480.59
03/2005	5,309,491	850,456	16.0	379,871.71

Note: The number of outstanding shares at the end of the interim fiscal years (consolidated) was 2,237,982 shares for the interim fiscal year ended September 30, 2005, 2,238,052 shares for the interim fiscal year ended September 30, 2004 and at the end of the fiscal year (consolidated) ended March 31, 2005 was 2,238,052 shares.

(3) Consolidated Cash Flow Status

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents, end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
09/2005	229,619	(48,416)	(35,078)	224,611
09/2004	203,788	(28,602)	(81,370)	173,778
03/2005	422,743	(97,604)	(326,648)	78,486

(4) Scope of the Consolidation and Equity Method

Number of consolidated subsidiaries:	30
Number of unconsolidated subsidiaries accounted for by the equity method:	–
Number of consolidated affiliates accounted for by the equity method:	2

(5) Change in the Scope of the Consolidation and Equity Method

Consolidated subsidiaries (addition):	–
Consolidated subsidiaries (exclusion):	–
Affiliates accounted for by the equity method (addition):	–
Affiliates accounted for by the equity method (exclusion):	–

2. Forecasts for the Fiscal Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

	Operating revenues	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Annual	1,440,500	180,500	105,300

For reference: The forecasted net income per share (annual): 47,051.32 yen.

*The above forecasts are based on the information and plan available at the date of this announcement and the actual results may differ therefrom depending on future economic conditions and certain other factors.

[Annexed Materials]

Translation omitted.

V Significant Items Relating to the Preparation of the Interim Consolidated Financial Statements

1. Scope of the consolidation

(1) Number of consolidated subsidiaries: 30

Name of the principal consolidated subsidiaries:

JR Central Building Co., Ltd., JR Tokai Real Estate Co., Ltd., JR Tokai Hotels Co., Ltd. and JR Tokai Takashimaya Co., Ltd.

(2) Name of principal unconsolidated subsidiaries, etc.

Name of the principal consolidated subsidiary: Nagoya Heat Supply Co., Ltd.

(Reason for exclusion from the consolidation)

Unconsolidated subsidiaries are excluded from the consolidation for the reason that they are small in size and their respective total assets, operating revenues, interim net income or loss (in a prorated amount by the equity method) and retained earnings (in a prorated amount by the equity method), etc. in total do not materially affect the interim consolidated financial statements.

2. Application of the equity method

(1) Number of consolidated affiliates accounted for by the equity method: 2

Name of the said affiliates:

Shinsei Technos Co., Ltd., and Railway Information Systems Co., Ltd.

(2) Unconsolidated subsidiaries and affiliates which were excluded from the application of the equity method (unconsolidated subsidiaries: Nagoya Heat Supply Co., Ltd., etc.; and unconsolidated affiliates: KOTSUSHIMBUNSHA, etc.) are excluded from the application of the equity method for the reason that, judging from their interim net income or loss (in a prorated amount by the equity method) and retained earnings (in a prorated amount by the equity method), etc., their exclusion from such application has little effect upon the interim consolidated financial statements and they hold, as a whole, no interest.

3. Matters relating to the interim settlement date, etc. of the consolidated subsidiaries

Among the consolidated subsidiaries, the interim settlement date of JR Tokai Takashimaya Co., Ltd. is the last day of August and its interim financial statements as at the said date are used for the preparation of the interim consolidated financial statements, subject to the adjustments necessary for the consolidation of any material transactions accrued after such interim settlement date to the interim consolidated settlement date.

4. Matters relating to the accounting treatment and basis

(1) Valuation basis and method of significant assets

(i) Investment securities

Other securities

Marketable available-for-sale securities:

Stated at market value determined by the reported fair value, etc. at the interim settlement date. Unrealized gains and losses from valuation are both accounted for in the Shareholders' equity, and the cost of sales is determined by the moving-average cost method.

Non-marketable available-for-sale securities:

Stated at cost determined by the moving-average cost method.

(ii) Inventories

Land and buildings held for sale:

Stated at cost determined by the specific indication method.

Merchandise:

Stated at cost principally determined by the retail method.

Materials and supplies:

Stated at cost principally determined by the moving-average cost method.

(2) Method of depreciation of significant depreciable assets

(i) Property and equipment

Depreciated principally by the declining-balance method; provided, however, that the replaceable assets (other than those relating to the Shinkansen railway ground facilities) are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

Estimated useful lives of the principal assets are as follows:

Buildings and structures:	2 to 60 years
Machinery, rolling stock and vehicles:	2 to 20 years

(ii) Intangible fixed assets

Amortized by the straight-line method.

Estimated useful lives of the principal assets are as follows:

Software:	5 years

(3) Deferred charges

Bond issuance costs are accounted for as expenses in full when paid.

(4) Basis for calculating of significant allowances

(i) Allowance for doubtful debt:

In order to prepare for bad debts, the Company provides an allowance for ordinary bad debt based on the historical rate of bad debts. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis and provides an amount regarded as irrecoverable.

(ii) Accrued bonuses:

In order to prepare for payment of bonuses to employees, accrued bonuses are recorded in an amount estimated to be paid.

(iii) Allowance for large scale renovation of the Shinkansen infrastructure:

The necessary fund is provided pursuant to Article 17, Paragraph 1 of the Nationwide Shinkansen Railway Development Law.

(iv) Provision for employees' retirement benefits

In order to prepare for payment of the employees' retirement benefits, the estimated amount recognized to accrue at the end of this interim consolidated fiscal year based on projected retirement obligations and pension assets at the end of the consolidated fiscal year, is provided.

Past service liabilities are accounted for as expenses, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees when incurred (*i.e.* five (5) years).

Actuarial gains or losses are accounted for as expenses, mainly from the respective interim fiscal years when such gains or losses are identified, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees for each interim consolidated fiscal year when incurred (five (5) years in general).

(5) Method of treating significant lease transactions

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are recognized by the same method adopted for ordinary lease transactions.

(6) Accounting treatment of contributions for the construction

For accounting treatment of contributions for the construction received from the local governments associated with construction work to elevate railway facilities, the amount equivalent to the contributions for the construction is deducted directly from the acquisition cost of the acquired fixed assets, when the construction is completed.

In the interim consolidated statement of income, the contributions for the construction of railway facilities received are recorded in the extraordinary income, while the amount deducted directly from the acquisition cost of the fixed assets are accounted for as the losses on reduction of property and equipment in the extraordinary loss.

(7) Other significant matters for preparation of interim consolidated financial statements

Accounting method of consumption taxes:

Consumption taxes are treated separately to financial statements.

5. Scope of funds shown in the interim consolidated statements of cash flows

The funds shown in the interim consolidated statements of cash flows (*i.e.* cash and cash equivalents) includes cash at hand, deposits at banks available for withdrawal as needed, and short-term investments, etc. that can easily be cashed and with negligible risk of fluctuation in value and maturities of less than three (3) months from acquisition.

Change in the method of presentation

(Interim consolidated statement of income)

1. Reversal of allowance for doubtful accounts

As the amount of "reversal of allowance for doubtful accounts", which was independently classified for the previous interim consolidated fiscal year, was small (2 million yen for the current interim consolidated fiscal year), it is included in "other extraordinary income" for the current interim consolidated fiscal year.

2. Gain on liquidation of a subsidiary

"Gain on liquidation of a subsidiary", which was included in the "other extraordinary income" for the previous interim consolidated fiscal year (18 million yen for the previous interim consolidated fiscal year), is independently classified for the current interim consolidated fiscal year, as the amount of such gain exceeded 10% of the extraordinary income.

Notes to the Interim Consolidated Financial Statements

Translation omitted.

(IV) Interim Consolidated Financial Statements

I Interim Consolidated Balance Sheets

(Millions of yen)

Classifications	Notes No.	Summary of interim consolidated balance sheets for the previous consolidated fiscal year (as of March 31, 2005)		At the end of the current interim consolidated fiscal year (as of September 30, 2005)		Increase/ (Decrease)	At the end of the previous interim consolidated fiscal year (as of September 30, 2004)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			
(ASSETS)								
I Current Assets								
1. Cash and deposits		61,065		81,691		20,625	71,946	
2. Trade notes and accounts receivables		19,587		19,366		(220)	16,783	
3. Railway usage charges, collected		16,692		19,146		2,453	14,791	
4. Land and buildings held for sale		4,083		4,374		291	5,772	
5. Inventories		12,443		14,904		2,460	14,765	
6. Deferred tax assets		19,374		22,758		3,384	18,945	
7. Short-term loans		17,096		143,707		126,610	105,655	
8. Other current assets		22,429		21,482		(946)	20,100	
9. Allowance for doubtful accounts		(10)		(9)		0	(5)	
Total Current Assets		172,762	3.3	327,422	6.1	154,660	268,756	4.9
II Fixed Assets								
A. Property and Equipment								
1. Buildings and structures	*3	2,213,936		2,138,802		(75,134)	2,270,161	
2. Machinery, rolling stock and vehicles		234,554		215,201		(19,353)	231,997	
3. Land	*3	2,348,017		2,347,961		(56)	2,350,585	
4. Construction in progress		68,646		78,243		9,596	80,280	
5. Other property and equipment		32,391		28,592		(3,798)	31,333	
Total property and equipment	*1 *2	4,897,547		4,808,800		(88,747)	4,964,356	
B. Intangible Fixed Assets		16,872		15,693		(1,179)	20,200	
C. Investment and Other Assets								
1. Investment securities		64,241		76,879		12,638	59,193	

Classifications	Notes No.	Summary of interim consolidated balance sheets for the previous consolidated fiscal year (as of March 31, 2005)		At the end of the current interim consolidated fiscal year (as of September 30, 2005)		Increase/ (Decrease)	At the end of the previous interim consolidated fiscal year (as of September 30, 2004)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
2. Deferred tax assets		146,238		141,697		(4,540)	142,636	
3. Other investment and other assets		12,048		11,772		(276)	11,979	
4. Allowance for doubtful accounts		(220)		(207)		12	(324)	
Total Investment and Other Assets		222,308		230,142		7,833	213,484	
Total Fixed Assets		5,136,728	96.7	5,054,635	93.9	(82,093)	5,198,042	95.1
TOTAL ASSETS	*3	5,309,491	100.0	5,382,058	100.0	72,566	5,466,798	100.0

(Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

Classifications	Notes No.	Summary of interim consolidated balance sheets for the previous consolidated fiscal year (as of March 31, 2005)		At the end of the current interim consolidated fiscal year (as of September 30, 2005)		Increase/ (Decrease)	At the end of the previous interim consolidated fiscal year (as of September 30, 2004)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			
(LIABILITIES)								
I Current Liabilities								
1. Trade notes and accounts payables		44,082		30,493		(13,589)	28,139	
2. Short-term borrowings		13,721		13,962		240	10,450	
3. Current portion of long-term debt	*3	97,929		97,391		(538)	82,979	
4. Current portion of long-term payables for purchase of railway facilities		199,345		290,587		91,241	194,767	
5. Account payable		78,918		51,428		(27,490)	51,743	
6. Accrued income taxes		43,720		67,629		23,908	53,707	
7. Advances received		69,523		81,812		12,288	84,392	
8. Accrued bonuses		23,035		23,208		173	22,814	
9. Other current liabilities		42,544		40,116		(2,427)	41,208	
Total Current Liabilities		612,820	11.5	696,629	12.9	83,809	570,204	10.4
II Long-term Liabilities								
1. Bonds	*3	335,000		355,000		20,000	305,000	
2. Long-term debt	*3	584,576		594,643		10,066	622,333	
3. Long-term payables for purchase of railway facilities		2,546,763		2,397,493		(149,270)	2,770,846	
4. Allowance for large scale renovation of the Shinkansen infrastructure		83,333		100,000		16,666	66,666	
5. Provision for employees' retirement benefits		229,051		226,075		(2,976)	233,389	
6. Other long-term liabilities		53,568		55,334		1,765	56,212	
Total Long-term Liabilities		3,832,293	72.2	3,728,546	69.3	(103,747)	4,054,448	74.2
TOTAL LIABILITIES		4,445,114	83.7	4,425,175	82.2	(19,938)	4,624,653	84.6
(MINORITY INTERESTS)								
Minority interests		13,920	0.3	14,357	0.3	436	12,990	0.2

Classifications	Notes No.	Summary of interim consolidated balance sheets for the previous consolidated fiscal year (as of March 31, 2005)		At the end of the current interim consolidated fiscal year (as of September 30, 2005)		Increase/ (Decrease)	At the end of the previous interim consolidated fiscal year (as of September 30, 2004)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
(SHAREHOLDERS' EQUITY)								
I Paid-in Capital		112,000	2.1	112,000	2.1	-	112,000	2.0
II Capital Surplus		53,500	1.0	53,500	1.0	-	53,500	1.0
III Retained Earnings		674,990	12.7	759,398	14.1	84,408	656,370	12.0
IV Unrealized Gains on Available-for-Sale Securities		10,887	0.2	18,581	0.3	7,694	8,205	0.2
V Treasury Stock		(921)	(0.0)	(954)	(0.0)	(33)	(921)	(0.0)
TOTAL SHAREHOLDERS' EQUITY		850,456	16.0	942,525	17.5	92,068	829,154	15.2
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		5,309,491	100.0	5,382,058	100.0	72,566	5,466,798	100.0

II Interim Consolidated Statements of Income

(Millions of yen)

Classifications	Notes No.	Previous interim consolidated fiscal year (from April 1, 2004 to September 30, 2004)		Current interim consolidated fiscal year (from April 1, 2005 to September 30, 2005)		Increase/ (Decrease)	Summary of interim consolidated statements of income for the previous consolidated fiscal year (from April 1, 2004 to March 31, 2005)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			%
I Operating Revenues		697,819	100.0	740,626	100.0	42,806	1,409,497	100.0
II Operating Costs and Expenses		508,601	72.9	503,188	67.9	(5,412)	1,061,670	75.3
1. Transportation, other services and cost of sales		418,958		420,603		1,644	887,979	
2. Selling, general and administrative expenses	*1	89,642		82,585		(7,056)	173,690	
Operating income		189,218	27.1	237,437	32.1	48,218	347,826	24.7
III Non-operating Income		1,787	0.3	2,442	0.3	655	7,078	0.5
1. Interest income		22		19		(2)	51	
2. Dividend income		638		426		(212)	675	
3. Group term insurance received		334		576		241	3,936	
4. Product accrued income		117		126		8	-	
5. Other non-operating income		673		1,293		619	2,415	
IV Non-operating Expenses		92,824	13.3	83,895	11.3	(8,929)	212,508	15.1
1. Interest expense		13,561		12,913		(647)	26,953	
2. Interest expense for long-term payables for purchase of railway facilities		77,946		69,557		(8,388)	152,338	
3. Other non-operating expenses		1,316		1,423		107	33,217	
Ordinary Income		98,181	14.1	155,984	21.1	57,803	142,396	10.1
V Extraordinary Income		25,256	3.6	718	0.0	(24,537)	35,903	2.5
1. Contributions for the construction of railway facilities received		3,058		205		(2,853)	12,973	
2. Reversal of allowance for doubtful accounts		26		-		(26)	43	
3. Gain on sales of property and equipment	*2	209		282		72	612	
4. Gain on sales of investment securities		21,782		-		(21,782)	21,782	

Classifications	Notes No.	Previous interim consolidated fiscal year (from April 1, 2004 to September 30, 2004)		Current interim consolidated fiscal year (from April 1, 2005 to September 30, 2005)		Increase/ (Decrease)	Summary of interim consolidated statements of income for the previous consolidated fiscal year (from April 1, 2004 to March 31, 2005)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
5. Gain on liquidation of a subsidiary		-		156		156	-	
6. Other extraordinary income		178		74		(103)	490	
VI Extraordinary Loss		3,580	0.5	2,426	0.3	(1,154)	18,884	1.3
1. Loss on reduction of property and equipment		1,627		241		(1,385)	11,395	
2. Loss on disposal of property and equipment		720		1,481		760	2,847	
3. Impairment loss	*3	1,095		-		(1,095)	1,095	
4. Loss on investment in kind		-		424		424	-	
5. Other extraordinary loss		137		278		141	3,545	
(Interim) income before income taxes and minority interests		119,856	17.2	154,277	20.8	34,421	159,415	11.3
Income taxes, current		51,732	7.4	65,976	8.9	14,244	71,974	5.1
Income taxes, deferred		(4,808)	(0.7)	(3,978)	(0.5)	830	(10,652)	(0.7)
Minority interests		1,064	0.2	866	0.1	(198)	2,005	0.1
(Interim) net income		71,867	10.3	91,412	12.3	19,544	96,087	6.8

(Note) Any fraction less than one million yen is disregarded.

III Interim Consolidated Statements of Retained Earnings

(Millions of yen)

Classifications	Notes No.	Previous interim consolidated fiscal year (from April 1, 2004 to September 30, 2004)	Current interim consolidated fiscal year (from April 1, 2005 to September 30, 2005)	Increase/ (Decrease)	Consolidated Statements of Retained Earnings for the previous consolidated fiscal year (from April 1, 2004 to March 31, 2005)
		Amount	Amount	Amount	Amount
(CAPITAL SURPLUS)					
I Capital surplus, beginning of year		53,500	53,500	-	53,500
II Capital surplus, end of (interim) term		53,500	53,500	-	53,500
(RETAINED EARNINGS)					
I Retained earnings, beginning of year		590,174	674,990	84,815	590,174
II Increase in retained earnings		72,070	91,412	19,342	96,290
1. Interim net income		71,867	91,412	19,544	96,087
2. Retained earnings increased by merger of consolidated subsidiaries with unconsolidated subsidiaries		202	-	(202)	202
III Decrease in retained earnings		5,874	7,004	1,129	11,474
1. Cash dividends		5,600	6,720	1,120	11,200
2. Bonuses to directors and corporate auditors		274	284	9	274
(Bonuses to corporate auditors)		(28)	(27)	((1))	(28)
IV Retained earnings, end of (interim) term		656,370	759,398	103,028	674,990

Note) Any fraction less than one million yen is disregarded.

IV Interim Consolidated Statements of Cash Flows

(Millions of yen)

Classifications	Notes No.	Previous interim consolidated fiscal year (from April 1, 2004 to September 30, 2004)	Current interim consolidated fiscal year (from April 1, 2005 to September 30, 2005)	Increase/ (Decrease)	Summary of consolidated statements of cash flows for the Previous consolidated fiscal year (from April 1, 2004 to March 31, 2005)
		Amount	Amount	Amount	Amount
I Operating Activities					
1. (Interim) income before income taxes and minority interests		119,856	154,277	34,421	159,415
2. Depreciation and amortization		123,355	115,144	(8,211)	250,807
3. Impairment loss		1,095	-	(1,095)	1,095
4. Increase in allowance for large scale renovation of the Shinkansen infrastructure		16,666	16,666	-	33,333
5. Decrease in provision for employee's retirement benefits		(5,105)	(2,976)	2,129	(9,445)
6. Interest and dividend income		(660)	(446)	214	(727)
7. Interest expense		91,507	82,471	(9,036)	179,291
8. Contributions for the construction of railway facilities received		(3,058)	(205)	2,853	(12,973)
9. Gain on sales of investment securities		(21,782)	-	21,782	(21,782)
10. Loss on disposal of property and equipment and others		10,697	5,765	(4,932)	42,569
11 Loss on investment in kind		-	424	424	-
12. Decrease (increase) in trade payables		6,299	(2,240)	(8,539)	1,632
13. Decrease (increase) in inventories		(2,483)	(2,712)	(229)	1,524
14. Increase (decrease) in purchased liabilities		(14,147)	(13,589)	558	1,795
15. Decrease in account payable		(13,415)	(6,653)	6,761	(4,275)
16. Increase (decrease) in advances received		7,731	7,268	(462)	(2,473)
17. Other		10,267	868	(9,399)	45,801
Sub-total		326,824	354,063	27,238	665,589
18. Interest and dividend received		688	472	(216)	752
19. Interest paid		(91,910)	(82,972)	8,937	(181,266)
20. Income taxes paid		(31,814)	(41,943)	(10,128)	(62,331)
Net cash provided by operating activities		203,788	229,619	25,831	422,743
II Investing Activities					
1. Purchase of property and equipment		(60,767)	(51,984)	8,783	(134,864)

Classifications	Notes No.	Previous interim consolidated fiscal year (from April 1, 2004 to September 30, 2004)	Current interim consolidated fiscal year (from April 1, 2005 to September 30, 2005)	Increase/ (Decrease)	Summary of consolidated statements of cash flows for the Previous consolidated fiscal year (from April 1, 2004 to March 31, 2005)
		Amount	Amount	Amount	Amount
2. Receipts of contributions for the construction of railway facilities		8,629	5,221	(3,407)	13,878
3. Purchase of intangible fixed assets		(872)	(736)	135	(2,206)
4. Purchases of investment securities and investment in and advances to unconsolidated subsidiaries and associated companies		(54)	(28)	25	(1,101)
5. Proceeds from sales of marketable and investment securities		22,797	-	(22,797)	22,797
6. Other, net		1,665	(887)	(2,552)	3,891
Net cash used in investing activities		(28,602)	(48,416)	(19,814)	(97,604)
III Financing Activities					
1. Increase (net decrease) in short-term borrowings		(724)	240	965	2,580
2. Proceeds from long-term debt		20,100	25,500	5,400	73,600
3. Repayment of long-term debt		(57,130)	(15,971)	41,158	(133,437)
4. Proceeds from bonds issuance		20,000	20,000	-	50,000
5. Payment of long-term payables for purchase of railway facilities		(57,412)	(58,028)	(616)	(276,917)
6. Cash dividends paid		(5,600)	(6,720)	(1,120)	(11,200)
7. Payment of cash dividends to minority interests		(14)	(12)	1	(14)
8. Other, net		(588)	(86)	502	(31,260)
Net cash used in financing activities		(81,370)	(35,078)	46,292	(326,648)
IV Net Increase (decrease) in Cash And Cash Equivalents		93,815	146,124	52,309	(1,509)
V Cash and Cash Equivalents, Beginning of Year		79,554	78,486	(1,067)	79,554
VI Cash and Cash Equivalents Increased by Merger of Consolidated Subsidiaries with Unconsolidated Subsidiaries		409	-	(409)	442
VII Cash and Cash Equivalents, End of (Interim) Term	*1	173,778	224,611	50,833	78,486

Note) Any fraction less than one million yen is disregarded.

[TRANSLATION]

Summary of the Semi-Annual Non-Consolidated Financial Statements for the Fiscal Year Ended March 31, 2006

October 28, 2005

Name of Listed Company:	Central Japan Railway Company ("JR Central" or the "Company")
Listed stock/securities exchanges:	Tokyo, Osaka and Nagoya Stock/Securities Exchanges
Location of the head office:	Aichi Prefecture
Code No.:	9022
(URL http://jr-central.co.jp)	
Representative:	
Title:	President and Representative Director
Name:	Masayuki Matsumoto
Contact Person:	
Title:	General Manager of the Public Relations Department
Name:	Katsumi Miyazawa
Telephone No:	(052) 564-2549
Date of the meeting of the Board of Directors for the accounts settlement:	October 28, 2005
Interim dividend system	Adopted
Commencement date of payment of interim dividends	December 9, 2005
System for unit of shares (*tangenkabu*):	Not adopted

1. Business Results for the Interim Fiscal Year Ended September 30, 2005
   (From April 1, 2005 to September 30, 2005)

(1) Operating Results

Note: Any fraction less than one million yen is disregarded.

	Operating revenues		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
09/2005	609,121	6.1	226,684	24.3	146,181	57.8
09/2004	574,267	2.6	182,306	1.4	92,651	13.1
03/2005	1,149,254		330,978		127,991	

	(Interim) net income		(Interim) net income per share
	Millions of yen	%	Yen
09/2005	87,537	25.9	39,079.12
09/2004	69,546	43.8	31,047.76
03/2005	90,622		40,329.38

Notes:
1. Average number of shares: 2,240,000 shares for the interim fiscal year ended September 30, 2005, 2,240,000 shares for the interim fiscal year ended September 30, 2004 and 2,240,000 shares for the fiscal year ended March 31, 2005.
2. Change in the accounting method: Not applicable.
3. Percentages in the above items of operating revenues, operating income, ordinary income and interim net income items show the increase or decrease from the previous interim fiscal year.

(2) Status of Dividends

	Interim cash dividends per share	Annual cash dividends per share
	Yen	Yen
09/2005	3,000.00	-
09/2004	2,500.00	-
03/2005	-	5,500.00

(3) Financial Status

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
09/2005	5,232,852	924,685	17.7	412,806.10
09/2004	5,304,942	818,402	15.4	365,358.27
03/2005	5,146,467	836,542	16.3	373,329.63

Note:
1. The number of outstanding shares at the end of the interim fiscal years was 2,240,000 shares for the interim fiscal year ended September 30, 2005 and 2,240,000 shares for the interim fiscal year ended September 30, 2004, and at the end of the fiscal year ended March 31, 2005 was 2,240,000 shares.
2. The number of treasury stock at the end of interim fiscal years and fiscal year: No treasury stock was recorded in the interim fiscal year ended September 30, 2005, nor in the interim fiscal year ended September 30, 2004, nor in the fiscal year ended March 31, 2005.

2. Forecasts for the Fiscal Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

	Operating revenues	Ordinary income	Net income	Annual cash dividends per share	
				Year-end	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Annual	1,176,900	166,100	100,700	3,000.00	6,000.00

For reference: The forecasted net income per share (annual): 44,955.36 yen.

*The above forecasts are based on the information and plan available at the date of this announcement and the accrual results may differ therefrom depending on future economic conditions and certain other factors.

[Annexed Materials]

Translation omitted.

III Significant Items Relating to the Preparation of the Interim Financial Statements

1. Valuation basis and method of assets

(1) Valuation basis and method of investment securities

Investment in subsidiaries and associated companies:
Stated at cost determined by the moving-average cost method.

Other securities
Marketable available-for-sale securities:
Stated at market value determined by the reported fair value, etc. at the interim settlement date. Unrealized gains and losses from valuation are both accounted for in the Shareholders' equity, and the cost of sales is determined by the moving-average cost method.

Non-marketable available-for-sale securities:
Stated at cost determined by the moving-average cost method.

(2) Valuation basis and method of inventories

Supplies:
Stated at cost determined by the moving-average cost method.

2. Method of depreciation of fix assets

(1) Property and equipment

Depreciated by the declining-balance method; provided, however, that the replaceable assets (other than those relating to the Shinkansen railway ground facilities) are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

Estimated useful lives of the principal assets are as follows:

Buildings:	3 to 50 years
Structures:	5 to 60 years
Vehicles:	10 to 20 years
Machinery:	3 to 20 years

(2) Intangible fixed assets

Amortized by the straight-line method.

Estimated useful lives of the principal assets are as follows:

Software:	5 years

3. Deferred charges

Bond issuance costs are accounted for as expenses in full when paid.

4. Basis for calculating of allowances

(1) Accrued bonuses:

In order to prepare for payment of bonuses to employees, accrued bonuses are recorded in an amount estimated to be paid.

(2) Allowance for large scale renovation of the Shinkansen infrastructure:

The necessary fund is provided pursuant to Article 17, Paragraph 1 of the Nationwide Shinkansen Railway Development Law.

(3) Provision for employees' retirement benefits

In order to prepare for payment of the employees' retirement benefits, the estimated amount recognized to accrue at the end of this interim fiscal year based on projected retirement obligations and pension assets at the end of the fiscal year, is provided.

Actuarial gains or losses are accounted for as expenses, from the respective fiscal years when such gains or losses are identified, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees for each fiscal year when incurred (five (5) years).

5. Method of treating lease transactions

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are recognized by the same method adopted for ordinary lease transactions.

6. Accounting treatment of contributions for the construction

For accounting treatment of contributions for the construction received from the local governments associated with construction work to elevate railway facilities, the amount equivalent to the contributions for the construction is deducted directly from the acquisition cost of the acquired fixed assets, when the construction is completed.

In the interim statement of income, the contributions for the construction of railway facilities received are recorded in the extraordinary income, while the amount deducted directly from the acquisition cost of the fixed assets are accounted for as the losses on reduction of property and equipment in the extraordinary loss.

7. Other significant matters for preparation of financial statements

Accounting method of consumption taxes:

Consumption taxes are treated separately to financial statements.
Temporary payment of consumption tax, etc. and temporary receipt of consumption tax, etc. are getting balanced out and included in "other current liabilities".

Notes to the Interim Financial Statements

Translation omitted.

(I) Interim Financial Statements

I Interim Balance Sheets

(Millions of yen)

Classifications	Notes No.	Summary of balance sheets for the previous fiscal year (as of March 31, 2005)		At the end of the current interim fiscal year (as of September 30, 2005)		Increase/ (Decrease)	At the end of the previous interim fiscal year (as of September 30, 2004)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			
(ASSETS)								
I Current Assets								
1. Cash and deposits		58,510		78,941		20,430	68,295	
2. Railway usage charges, uncollected		18,510		20,708		2,197	16,397	
3. Account receivable		11,306		8,327		(2,978)	7,205	
4. Short-term loans		19,721		153,631		133,909	114,097	
5. Supplies		6,864		7,609		745	7,059	
6. Deferred tax assets		16,186		19,568		3,382	16,257	
7. Other current assets		8,605		10,643		2,037	11,497	
Total Current Assets		139,705	2.7	299,430	5.7	159,724	240,810	4.5
II Fixed Assets								
1. Railway business property	*1,2	4,469,430		4,377,427		(92,003)	4,525,652	
2. Related business property	*1,2	43,969		42,730		(1,238)	41,616	
3. Other business property	*1,2	107,565		103,536		(4,029)	112,403	
4. Construction in progress		68,374		75,562		7,187	80,051	
5. Investment and other assets								
Investment securities		165,903		187,011		21,107	160,687	
Deferred tax assets		137,170		132,778		(4,391)	134,135	
Other investment and other assets		14,348		14,377		28	9,584	
Total Investment and Other Assets		317,421		334,167		16,745	304,406	
Total Fixed Assets		5,006,761	97.3	4,933,422	94.3	(73,338)	5,064,132	95.5
TOTAL ASSETS	*3	5,146,467	100.0	5,232,852	100.0	86,385	5,304,942	100.0

Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

Classifications	Notes No.	Summary of balance sheets for the previous fiscal year (as of March 31, 2005)		At the end of the current interim fiscal year (as of September 30, 2005)		Increase/ (Decrease)	At the end of the previous interim fiscal year (as of September 30, 2004)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			
(LIABILITIES)								
I Current Liabilities								
1. Short-term borrowings		69,233		76,390		7,156	56,165	
2. Current portion of long-term debt		89,974		89,974		-	74,670	
3. Current portion of long-term payables for purchase of railway facilities		199,345		290,587		91,241	194,767	
4. Account payable		86,013		54,946		(31,067)	51,974	
5. Accrued income taxes		39,826		63,920		24,093	50,691	
6. Interline payables		321		419		98	3,645	
7. Prepaid railway usage charges		29,425		31,133		1,708	30,709	
8. Accrued bonuses		19,620		19,239		(381)	19,117	
9. Provision for participating in World Expo 2005 Aichi, Japan		1,745		-		(1,745)	-	
10. Other current liabilities		66,686		76,418		9,731	79,381	
Total Current Liabilities		602,193	11.7	703,029	13.4	100,836	561,124	10.6
II Long-term Liabilities								
1. Bonds	*3	335,000		355,000		20,000	305,000	
2. Long-term debt		494,735		508,497		13,762	528,772	
3. Long-term payables for purchase of railway facilities		2,546,763		2,397,493		(149,270)	2,770,846	
4. Allowance for large scale renovation of the Shinkansen infrastructure		83,333		100,000		16,666	66,666	
5. Provision for employees' retirement benefits		222,115		218,922		(3,192)	226,248	
6. Other long-term liabilities		25,784		25,224		(559)	27,881	
Total Long-term Liabilities		3,707,731	72.0	3,605,137	68.9	(102,594)	3,925,415	74.0
TOTAL LIABILITIES		4,309,924	83.7	4,308,167	82.3	(1,757)	4,486,540	84.6
(SHAREHOLDERS' EQUITY)								
I Paid-in Capital		112,000	2.2	112,000	2.1	-	112,000	2.1
II Capital Surplus		53,500	1.0	53,500	1.0	-	53,500	1.0
III Retained Earnings								

Classifications	Notes No.	Summary of balance sheets for the previous fiscal year (as of March 31, 2005)		At the end of the current interim fiscal year (as of September 30, 2005)		Increase/ (Decrease)	At the end of the previous interim fiscal year (as of September 30, 2004)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
1. Legal reserve		12,504		12,504		-	12,504	
2. Voluntary reserve		512,766		580,766		68,000	512,766	
3. Interim unappropriated retained earnings		135,013		147,546		12,532	119,538	
Total retained earnings		660,285	12.9	740,818	14.2	80,532	644,810	12.1
V Unrealized Gains on Available-for-Sale Securities		10,757	0.2	18,367	0.4	7,610	8,092	0.2
TOTAL SHAREHOLDERS' EQUITY		836,542	16.3	924,685	17.7	88,142	818,402	15.4
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		5,146,467	100.0	5,232,852	100.0	86,385	5,304,942	100.0

II Interim Statements of Income

(Millions of yen)

Classifications	Notes No.	Previous interim fiscal year (from April 1, 2004 to September 30, 2004) Amount	Composition ratio	Current interim fiscal year (from April 1, 2005 to September 30, 2005) Amount	Composition ratio	Increase/(Decrease) Amount	Summary of interim statements of income for the previous fiscal year (from April 1, 2004 to March 31, 2005) Amount	Composition ratio
			%		%			%
Railway Business Operating Income								
1. Operating revenues		570,086	99.3	605,152	99.3	35,066	1,140,834	99.3
2. Operating costs and expenses	*1	389,789	67.9	380,458	62.5	(9,331)	813,743	70.8
Railway business operating income		180,296	31.4	224,694	36.8	44,398	327,091	28.5
Related Business Operating Income								
1. Operating revenues		4,181	0.7	3,968	0.7	(212)	8,420	0.7
2. Operating costs and expenses		2,171	0.4	1,979	0.3	(191)	4,533	0.4
Related business operating income		2,010	0.3	1,989	0.4	(20)	3,886	0.3
All businesses operating income		182,306	31.7	226,684	37.2	44,377	330,978	28.8
Non-operating Income	*2	1,671	0.3	2,072	0.4	400	6,485	0.5
Non-operating Expenses	*3	91,326	15.9	82,575	13.6	(8,751)	209,472	18.2
Ordinary Income		92,651	16.1	146,181	24.0	53,529	127,991	11.1
Extraordinary Income	*4	23,784	4.1	590	0.1	(23,193)	34,042	2.9
Extraordinary Loss	*5	2,633	0.4	760	0.1	(1,873)	14,362	1.2
(Interim) income before income taxes		113,803	19.8	146,012	24.0	32,209	147,671	12.8
Income taxes, current		49,020	8.5	62,581	10.3	13,561	66,568	5.8
Income taxes, deferred		(4,764)	(0.8)	(4,106)	(0.7)	657	(9,519)	(0.9)
(Interim) net income		69,546	12.1	87,537	14.4	17,990	90,622	7.9
Retained earnings carryforwards		49,991		60,009		10,017	49,991	
Interim cash dividends		-		-		-	5,600	
(Interim) unappropriated retained earnings		119,538		147,546		28,008	135,013	

ote) 1. Any fraction less than one million yen is disregarded.
2. Percentages in this line are in relation to the "All businesses operating income" (574,267 million yen for the previous interim fiscal year and 609,121 million yen for this interim fiscal year and 1,149,254 million yen for the previous fiscal year) which shall equal 100.

[TRANSLATION]

Reference Material

[EXHIBIT 1]

Summary of the Consolidated Results for the First Half of Fiscal Year 2005

October 28, 2005
Central Japan Railway Company

1. Summary of Operating Results

- Operating revenues substantially increased (growth for six consecutive half-year periods), as the whole group worked toward the success of the "International Exposition 2005 in Japan (World Expo 2005 Aichi)" during this half-year period and achieved safe and secure transportation during the World Expo and as the usage of transportation increased as a result of the customers who visited the World Expo.
- In addition to the above, due to effects of the reduction of long-term debts, ordinary income continued to increase for six consecutive half-year periods and net income grew for three consecutive half-year periods (both, the highest amount ever).

(1) Operating revenues (740.6 billion yen: a 42.8 billion yen or 6.1% increase year-over-year)

- Transportation revenues increased 34.9 billion yen (6.4%) to 578.1 billon yen.
  - As to the Tokaido Shinkansen, in order to accommodate the "World Expo 2005 Aichi", etc, the timetable of "Nozomi" was utilized actively, providing extra trains which resulted in the operation of eight trains per hour. As a result of such transportation for the World Expo, the passenger volume (passenger-kilometers) increased substantially by 7.1% year-over-year. Transportation revenues grew 33.4 billon yen (6.8%) to 523.1 billion yen.
  - As to the conventional lines, the passenger volume (passenger-kilometers) increased 3.4% year-over-year, primarily as a result of the operation of a direct "EXPO Shuttle" between Nagoya station and Banpaku Yakusa station on the Aichi Loop Line. Transportation revenues also grew 1.4 billon yen (2.8%) to 54.8 billion yen.
- Also, as to businesses other than the railway business, expansion of goods and services by JR Nagoya Takashimaya and Nagoya Marriott Associa Hotel, etc. which accommodated the World Expo, resulted in an increase in usage.

(2) Operating expenses (503.1 billion yen; a 5.4 billion yen or 1.1% decrease year-over-year)

- Depreciation and amortization decreased 8.2 billion yen along with advancement of depreciation.

(3) Operating income (237.4 billion yen; a 48.2 billion yen or 25.5% increase year-over-years)

(4) Non-operating income (loss) (-81.4 billion yen, a 9.5 billion yen improvement year-over-year)

- Interest expense decreased 9.0 billion yen as a result of the reduction of long-term debts.

(5) Ordinary income (155.9 billion yen; a 57.8 billion yen or 58.9% increase year-over-year)

(6) Extraordinary income (loss) (-1.7 billion yen; a 23.3 billion yen decrease year-over-year)

- Extraordinary income decreased as a result of the gain on the sale of shares of Vodafone, etc. (21.6 billion yen), as the special factor for the previous half-year period was not recorded this period.

(7) Net income (91.4 billion yen; a 19.5 billion yen or 27.2% increase year-over-year)

2. Summary of Financial Position

- Long-term debt decreased 28.5 billion yen (consolidated) or 24.2 billion yen (non-consolidated).
- Total shareholders' equity increased 92.0 billion yen. The balance thereof at the end of the first half of this first-half period was 942.5 billion yen (equity capital ratio: 17.5%).

3. Conditions of Cash Flow

- The free cash flow of 181.2 billion yen, obtained by deducting the net cash provided by the investing activities (48.4 billion yen) from the net cash provided by operating activities (229.6 billion yen), was appropriated mainly on repayment of long-term debts.
- The balance of funds at the end of the first half of this fiscal year was 224.6 billion yen, which is 146.1 billion yen higher than the beginning of the first half of this fiscal year.
  *125.1 billion yen out of the above balance was appropriated on the early repayment of long-term debts on October 14, 2005.

4. Forecasted Results of Operations for the Fiscal Year Ending March 31, 2006

- Operating revenues: 1,440.5 billion yen (a 31.0 billion yen or 2.2% increase year-over-year)
- Ordinary income: 180.5 billion yen (a 38.1 billion yen or 26.8% increase year-over-year)
- Net income: 105.3 billion yen (a 9.2 billion yen or 9.6% increase year-over-year)

5. Interim Dividends and Forecasted Dividends for the Fiscal Year Ending March 31, 2006 (The Company)

- The interim dividend for the first half of this fiscal year was 3,000 yen per share (2,500 yen for the first half of the previous year, and 3,000 yen at the end of the previous fiscal year).
- The forecasted dividend for the end of this fiscal year is also 3,000 yen per share.

(Note) The Company began disclosing half-year financial statements from FY 2000. Information regarding FY 1999 is disclosed for reference purposes.

[EXHIBIT 2]

Comparison of Passenger-kilometers and Transportation Revenues

(Unit: Millions of passenger-kilometers, Billions of yen)

				First Half of FY 2004	First Half of FY 2005	Increase/ (Decrease)	Year-Over-Year (%)
Passenger-kilometers	Shinkansen		Commuter	587	612	25	104.2
			Others	20,241	21,685	1,444	107.1
			Subtotal	20,828	22,297	1,469	107.1
	Conventional Lines		Commuter	2,687	2,713	26	101.0
			Others	1,929	2,058	129	106.7
			Subtotal	4,616	4,771	155	103.4
	Subtotal		Commuter	3,274	3,325	50	101.5
			Others	22,170	23,743	1,573	107.1
			Total	25,444	27,068	1,624	106.4
Transportation Revenues	Passenger Fares	Shinkansen	Commuter	6.9	7.2	0.3	105.2
			Others	482.7	515.8	33.1	106.9
			Subtotal	489.6	523.1	33.4	106.8
		Conventional Lines	Commuter	16.6	16.7	0.1	100.7
			Others	36.7	38.1	1.3	103.7
			Subtotal	53.3	54.8	1.4	102.8
		Subtotal	Commuter	23.5	24.0	0.4	102.0
			Others	519.5	554.0	34.4	106.6
			Subtotal	543.0	578.0	34.9	106.4
	Parcel Fare			0.1	0.0	(0.0)	69.6
	Total			543.1	578.1	34.9	106.4

(Notes)

1. The above table contains non-consolidated passenger-kilometers and transportation revenues of the Company.
2. Any fraction, less than one unit, in passenger-kilometers is rounded to the nearest unit.
3. Any fraction, less than one unit, in transportation revenues is disregarded.

[EXHIBIT 3]

Comparative Half-year Statement of Income and Retained Earnings (Consolidated)

(Unit: Billions of yen)

Classifications	First Half of FY 2004	First Half of FY 2005	Increase/ (Decrease)	Year-Over -Year (%)	Main Factor of Increase/(Decrease)
	[1.215]	*[1.216]*			
Operating Revenues	**697.8**	**740.6**	**42.8**	**106.1**	
Transportation	568.1	603.4	35.2	106.2	Increase relating to the Company's railway operations
Distribution	84.1	90.7	6.6	107.9	
Real Estate	18.6	19.0	0.4	102.3	
Other Services	26.8	27.3	0.4	101.7	
Operating Expenses	**508.6**	**503.1**	**(5.4)**	**98.9**	Decrease as a result of the Company's depreciation and amortization
	[1.038]	*[1.047]*			
Operating Income	**189.2**	**237.4**	**48.2**	**125.5**	
Non-Operating Income (Loss)	**(91.0)**	**(81.4)**	**9.5**	**89.5**	
Non-Operating Revenues	1.7	2.4	0.6	136.7	
Non-Operating Expenses	92.8	83.8	(8.9)	90.4	Decrease of interest expense
	[1.060]	*[1.067]*			
Ordinary Income	**98.1**	**155.9**	**57.8**	**158.9**	
Extraordinary Income (Loss)	**21.6**	**(1.7)**	**(23.3)**	**--**	
Extraordinary Profit	25.2	0.7	(24.5)	2.8	Sale of shares of Vodafone, etc. in 2004
Extraordinary Loss	3.5	2.4	(1.1)	67.8	
Interim Net Income before Adjustment of Taxes	**119.8**	**154.2**	**34.4**	**128.7**	
Income Taxes, Current	51.7	65.9	14.2	127.5	
Income Taxes, Deferred	(4.8)	(3.9)	0.8	82.7	
Minority Interest	1.0	0.8	(0.1)	81.4	
	[1.033]	*[1.044]*			
Interim Net Income	**71.8**	**91.4**	**19.5**	**127.2**	

(Notes) 1. Any fraction less than one unit is disregarded. The figure shown in *[ ]* brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

2. The breakdown of operating revenues is based on the amount of sales to outside customers, according to industrial segments.

Operating Income (Loss) According to Industrial Segments

(Unit: Billions of yen)

Classifications	Segments	First Half of FY 2004	First Half of FY 2005	Increase/ (Decrease)	Year-Over -Year (%)
Operating Revenues	Transportation	573.6	609.4	35.7	106.2
	Distribution	87.7	94.1	6.3	107.3
	Real Estate	27.8	29.1	1.3	104.7
	Other Services	52.8	56.7	3.9	107.4
	Elimination or Corporate	(44.2)	(48.8)	(4.5)	110.4
	Total	697.8	740.6	42.8	106.1
Operating Income	Transportation	180.4	224.8	44.4	124.6
	Distribution	2.5	3.8	1.3	151.7
	Real Estate	6.5	7.2	0.6	110.3
	Others	(0.8)	0.9	1.8	--
	Elimination or Corporate	0.5	0.5	0.0	100.0
	Total	189.2	237.4	48.2	125.5

(Notes) 1. Any fraction less than one unit is disregarded.

2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

[EXHIBIT 4]

Comparative Half Year Balance Sheet (Consolidated)

(Unit: Billions of yen)

Classifications	At the End of March 2005	At the End of September 2005	Increase/ (Decrease)	Main Factor of Increase/(Decrease)
Current Assets	**172.7**	**327.4**	**154.6**	Increase in cash and cash equivalents
Fixed Assets	**5,136.7**	**5,054.6**	**(82.0)**	
Property and Equipment	4,897.5	4,808.8	(88.7)	Decrease due to depreciation and amortization
Intangible Fixed Assets	16.8	15.6	(1.1)	
Investments and Other Assets	222.3	230.1	7.8	
Total Assets	**5,309.4**	**5,382.0**	**72.5**	
Current Liabilities	612.8	696.6	83.8	Reclassification of the principal by early repayments
Fixed Liabilities	3,832.2	3,728.5	(103.7)	
Total Liabilities	**4,445.1**	**4,425.1**	**(19.9)**	
[Long-term Debt]	3,763.6	3,735.1	(28.5)	The Company: (24.2) Subsidiaries: (4.2)
Minority Interest	**13.9**	**14.3**	**0.4**	
Total Shareholders' Equity	**850.4**	**942.5**	**92.0**	
Total Liabilities, Minority Interest and Shareholders' Equity	**5,309.4**	**5,382.0**	**72.5**	

(Note) Any fraction less than one unit is disregarded.

Comparative Half Year Statement of Cash Flows (Consolidated)

(Unit: Billions of yen)

Classifications	First Half of FY 2004	First Half of FY 2005	Increase/ (Decrease)	Main Factor of Increase/(Decrease)
Operating Activities	**203.7**	**229.6**	**25.8**	
Income Before Income, Taxes and Minority Interest.	119.8	154.2	34.4	Increase of the Company's railway operations
Depreciation and Amortization	123.3	115.1	(8.2)	
Other	(39.4)	(39.8)	(0.3)	
Investing Activities	**(28.6)**	**(48.4)**	**(19.8)**	
Purchase of Property, Equipment and Intangible Fixed Assets	(61.6)	(52.7)	8.9	
Income from Sales of Securities	22.7	--	(22.7)	Sale of shares of Vodafone, etc. in 2004
Other	10.2	4.3	(5.9)	
[Free Cash Flows (Operations plus Investments)]	175.1	181.2	6.0	
Financing Activities	**(81.3)**	**(35.0)**	**46.2**	
Long-term Borrowings and Issuance of Bonds	40.1	45.5	5.4	
Repayment of Long-term Debt	(114.5)	(74.0)	40.5	
Other	(6.9)	(6.5)	0.3	
Increase in Cash and Cash Equivalents	**93.8**	**146.1**	**52.3**	
Cash and Cash Equivalents, Beginning of Year	79.5	78.4	(1.0)	
Increase in Cash and Cash Equivalents upon Merger	0.4	--	(0.4)	
Cash and Cash Equivalent, End of Half-year	**173.7**	**224.6**	**50.8**	

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 5]

Forecasted Results of Operations of the Fiscal Year 2005 (Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2004 (Actual Results)	At the End of FY 2005 (Forecasts)	Increase/(Decrease)	Year-Over-Year (%)
Operating Revenues	*[1.226]* 1,409.4	*[1.224]* 1,440.5	31.0	102.2
Operating Expenses	1,061.6	1,068.6	6.9	100.7
Operating Income	*[1.051]* 347.8	*[1.048]* 371.9	24.0	106.9
Ordinary Income	*[1.113]* 142.3	*[1.087]* 180.5	38.1	126.8
Net Income	*[1.060]* 96.0	*[1.046]* 105.3	9.2	109.6

(Note) Any fraction less than one unit is disregarded. The figure shown in *[ ]* brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

Forecasted Results of Operations by Industrial Segments

(Unit: Billions of yen)

Classifications		At the End of FY 2004 (Actual Results)	At the End of FY 2005 (Forecasts)	Increase/ (Decrease)	Year-Over-Y ear (%)
Operating Revenues	Transportation	1,148.2	1,176.8	28.5	102.5
	Distribution	178.5	187.8	9.2	105.2
	Real Estate	55.7	58.0	2.2	104.1
	Other Services	138.2	136.4	(1.8)	98.7
	Elimination or Corporate	(111.3)	(118.5)	(7.1)	106.5
	Total	1,409.4	1,440.5	31.0	102.2
Operating Income	Transportation	327.1	350.8	23.6	107.2
	Distribution	5.5	6.4	0.8	114.4
	Real Estate	12.8	12.0	(0.8)	93.5
	Others	2.2	2.7	0.4	121.7
	Elimination or Corporate	0.0	0.0	(0.0)	--
	Total	347.8	371.9	24.0	106.9

(Notes) 1. Any fraction less than one unit is disregarded.
2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

Estimated Long-term Debts to be Decreased (Consolidated / Non-Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2004 (Actual Results)	First Half of FY 2005 (Actual Results)	At the End of FY 2005 (Estimates)	Estimated Amounts of Decrease in Year
Balance of Long-term Debts (Consolidated)	3,763.6	3,735.1	3,546.6	(217.0)
Balance of Long-term Debts (Non-consolidated)	3,665.8	3,641.5	3,455.8	(210.0)

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 6]

Comparative Half Year Statement of Income (Non-Consolidated)

(Unit: Billions of yen)

Classifications	First Half of FY 2004	First Half of FY 2005	Increase/ (Decrease)	Year-Over-Year (%)	Main Factor of Increase/(Decrease)
Operating Revenues	**574.2**	**609.1**	**34.8**	106.1	
Transportation	543.1	578.1	34.9	106.4	Increase derived from the World Exposition
Other Services	31.0	31.0	(0.0)	99.7	
Operating Expenses	391.9	382.4	(9.5)	97.6	
Personnel Expenses	83.9	87.3	3.4	104.1	
Non-Personnel Expenses	173.8	169.7	(4.1)	97.6	
Taxes Other Than Income Taxes	17.2	16.9	(0.2)	98.4	
Depreciation and Amortization	116.9	108.3	(8.5)	92.7	Decrease along with advancement of depreciation
Operating Income	**182.3**	**226.6**	**44.3**	124.3	
Non-Operating Income (Loss)	**(89.6)**	**(80.5)**	**9.1**	89.8	
Non-Operating Revenues	1.6	2.0	0.4	124.0	
Non-Operating Expenses	91.3	82.5	(8.7)	90.4	Decrease in interest expenses
Ordinary Income	**92.6**	**146.1**	**53.5**	157.8	
Extraordinary Income (Loss)	**21.1**	**(0.1)**	**(21.3)**	--	
Extraordinary Profit	23.7	0.5	(23.1)	2.5	Sale of shares of Vodafone, etc. in 2004
Extraordinary Loss	2.6	0.7	(1.8)	28.9	
Interim Net Income before Adjustment of Taxes	**113.8**	**146.0**	**32.2**	128.3	
Income Taxes, Current	49.0	62.5	13.5	127.7	
Deferred Taxes	(4.7)	(4.1)	0.6	86.2	
Interim Net Income	**69.5**	**87.5**	**17.9**	125.9	

(Note) Any fraction less than one unit is disregarded.

Forecasted Results of Operations for the Fiscal Year 2005 (Non-Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2004 (Actual Results)	At the End of FY 2005 (Forecasts)	Increase/(Decrease)	Year-Over-Year (%)
Operating Revenues	1,149.2	1,176.9	27.6	102.4
(Transportation)	1,085.5	1,114.0	28.4	102.6
Operating Income	330.9	354.9	23.9	107.2
Ordinary Income	127.9	166.1	38.1	129.8
Net Income	90.6	100.7	10.0	111.1

(Note) Any fraction less than one unit is disregarded.

Referential Figures for the First Half of the Fiscal Year (Consolidated)

	Unit	First Half of FY 2004	First Half of FY 2005	Increase/ (Decrease)	At the End of FY 2004
Finance Income and Expenditures	Billions of yen	(90.8)	(82.0)	8.8	(178.5)
Interest Expenses, etc.	Billions of yen	91.5	82.4	(9.0)	179.2
Earnings per Share (EPS)	Yen	32,111.76	40,845.97	8,734.21	42,806.63
Equity Ratio	%	15.2	17.5	2.3	16.0
Average Interest	%	4.54	4.37	(0.17)	4.46

(Note) Average number of shares for the term: 2,238,052 shares for the first half of FY 2004; 2,237,982 shares for the first half of FY 2005 and 2,238,052 shares at the end of FY 2004.

Referential Figures for the First Half of Fiscal Year (Non-Consolidated)

	Unit	First Half of FY 2004	First Half of FY 2005	Increase/ (Decrease)	At the End of FY 2004
Finance Income and Expenditures	Billions of yen	(89.4)	(80.6)	8.7	(175.8)
Interest Expenses, etc.	Billions of yen	90.1	81.2	(8.9)	176.6
Earnings per Share (EPS)	Yen	31,047.76	39,079.12	8,031.36	40,329.38
Equity Ratio	%	15.4	17.7	2.3	16.3
Average Interest	%	4.59	4.41	(0.18)	4.51
Number of Retired Persons	Person	632	561	(71)	1,209

(Note) Average number of shares for the term: 2,240,000 shares for the first half of FY 2004; 2,240,000 shares for the first half of FY 2005 and 2,240,000 shares at the end of FY 2004.

(For Reference)

Settlement of Accounts for the First Half of Fiscal Year 2005

[Consolidated Settlement of Accounts]

- Operating revenues: 740.6 billion yen (a 42.8 billion yen or 6.1% increase year-over-year)
- Ordinary income: 155.9 billion yen (a 57.8 billion yen or 58.9% increase year-over-year)
- Net income: 91.4 billion yen (a 19.5 billion yen or 27.2% increase year-over-year)

[Non-Consolidated Settlement of Accounts]

- Operating revenues: 609.1 billion yen (a 34.8 billion yen or 6.1% increase year-over-year)
- Ordinary income: 146.1 billion yen (a 53.5 billion yen or 57.8% increase year-over-year)
- Net income: 87.5 billion yen (a 17.9 billion yen or 25.9% increase year-over-year)

	Consolidated	Non-Consolidated
Operating Revenues	● The highest amount ever ● Growth for six consecutive half-year periods	● The highest amount ever ● Growth for three consecutive half-year periods
Ordinary Income	● The highest amount ever ● Growth for six consecutive half-year periods ● Simultaneous growth in both operating revenues and ordinary income for six consecutive half-year periods	● The highest amount ever ● Growth for seven consecutive half-year periods ● Simultaneous growth in both operating revenues and ordinary income for three consecutive half-year periods
Net Income	● The highest amount ever ● Growth for three consecutive half-year periods ● Simultaneous growth in both operating revenues and net income for three consecutive half-year periods	● The highest amount ever ● Growth for three consecutive half-year periods ● Simultaneous growth in both operating revenues and net income for three consecutive half-year periods

(Note) The above table contains the first half year results since we began disclosing the half year results.
On a consolidated basis: Half year results have been disclosed since FY 2000 (Half year results of FY 1999 were disclosed for reference).
On a non-consolidated basis: Half year results have been disclosed since FY 1993 (Half year results of FY 1992 were disclosed for reference).

[Changes in Dividends]

	Dividends per Share		
	First Half of the Fiscal Year	End of the Fiscal Year	Fiscal Year Total
Fiscal Year Ending March 31, 2005	2,500 yen	3,000 yen	5,500 yen
Fiscal Year Ending March 31, 2006	3,000 yen	(3,000 yen)	(6,000 yen)

(Note) The figure shown in ( ) brackets is the current forecast.

[TRANSLATION]

(ASBJ) Financial Accounting Standards Foundation

September 26, 2005

To whom it may concern:

Name of Company: Central Japan Railway Company
Name of Representative: Masayuki Matsumoto, Chairman
Code: 9022
Listed Stock Exchanges: TSE, OSE, NSE
Contact Person: Katsumi Miyazawa,
Director of Public Relations Department
(052-564-2549)

Notice of Early Repayment of Long-term Debts

At the meeting of the Board of Directors held on September 26, 2005, resolutions were made with respect to the above-captioned matter, as follows:

1. Reason for the resolution: To strengthen our financial position by decreasing long-tem debts.

2. Outline of early repayment:

(1) Debts to be repaid: Long-term debts of 91.5 billion yen

(2) Method of early repayment: Execution of debt assumption agreements

(3) Amount of non-operating expenses to be accounted for upon early repayment: approximately 34.7 billion yen (loss on repayment of debts)

(4) Time of implementation: October 2005 (scheduled)

3. Outlook, etc.

Loss on repayment of debts of approximately 34.7 billion yen with this early repayment of long-term debts will be accounted for in the amount of non-operating expenses, for March 2006 (consolidated and non-consolidated).

The foregoing has been reflected in the business forecasts for March 2006 announced in April 2005.

End of Document

[TRANSLATION]

(ASBJ) Financial Accounting Standards Foundation

October 14, 2005

To whom it may concern:

Name of Company: Central Japan Railway Company
Name of Representative: Masayuki Matsumoto, Chairman
Code: 9022
Listed Stock Exchanges: TSE, OSE, NSE
Contact Person: Katsumi Miyazawa,
Director of Public Relations Department
(052-564-2549)

Notice of Early Repayment of Long-term Debts (Determination of Amount)

With respect to the "Notice of Early Repayment of Long-term Debts" disclosed on September 26, 2005, the amount was determined, as follows:

Amendments are underlined.

(Disclosed materials as of September 26, 2005, extract)

Amount of non-operating expenses to be accounted for upon early repayment:
approximately 34.7 billion yen (loss on repayment of debts)

Loss on repayment of debts in connection with the matter:
approximately 34.7 billion yen

(Amendments as a result of determination of the amount)

Amount of non-operating expenses to be accounted for upon early repayment:
33.5 billion yen (loss on repayment of debts)

Loss on repayment of debts in connection with the matter:
33.5 billion yen

End of Document

[TRANSLATION]

November 9, 2005
Central Japan Railway Company

Issuance of Domestic Straight Bonds

The Company will issue domestic straight bonds, as follows:

1. Name of the Bonds	Central Japan Railway Company Unsecured Straight Bonds - Nineteenth Series (Ranking *pari passu* among the Bonds)	Central Japan Railway Company Unsecured Straight Bonds - Twelfth Series (Ranking *pari passu* among the Bonds)
2. Aggregate Principal Amount	JPY20,000,000,000 [20 billion]	JPY20,000,000,000 [20 billion]
3. Sales Price	100 % of the principal amount of JPY100	100 % of the principal amount of JPY100
4. Interest Rate	1.28%	1.77%
5. Redemption Date	September 20, 2012	September 20, 2017
6. Issue Date	November 25, 2005	November 25, 2005
7. Lead Managers	Mitsubishi UFJ Securities Co., Ltd. Mizuho Securities Co., Ltd.	Mitsubishi UFJ Securities Co., Ltd. Mizuho Securities Co., Ltd.
8. Rating	Aa2 (Moody's) AA (R&I)	Aa2 (Moody's) AA (R&I)

End of Document